FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2011

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-________________.

Buenaventura Announces Second Quarter 2011 Results

Lima, Peru, July 26, 2011 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest, publicly-traded precious metals mining company, announced today results for the second quarter 2011. All figures have been prepared in accordance with Peruvian GAAP and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Buenaventura’s Chief Executive Officer, stated:

“Net income in the second quarter reached US$204.2 million, an 83% increase when compared to the figure reported in 2Q10 (US$111.6 million). EBITDA from Buenaventura’s Direct Operations was US$179.2 million, 103% higher than the figure reported in 2Q10 (US$88.4 million), while EBITDA including Yanacocha and Cerro Verde increased 64%, from US$245.6 million in 2Q10 to US$403.1 million in 2Q11.

These results were mainly driven by an increase in gold and copper sales from Buenaventura’s direct operations, as well as the higher metal prices.

Financial Highlights (in millions of US$, except EPS figures):

	2Q11	2Q10	Var%	6M11	6M10	Var%
Total Revenues	343.3	225.4	52%	719.0	427.1	68%
Operating Income	147.8	51.5	187%	324.3	116.7	178%
EBITDA (BVN Direct Operations)†	179.2	88.4	103%	384.1	172.9	122%
EBITDA (inc. Yanacocha and Cerro Verde) †	403.1	245.6	64%	797.6	526.1	52%
Net Income	204.2	111.6	83%	422.5	268.0	58%
EPS*	0.80	0.44	83%	1.66	1.05	58%

(*) As of June 30, 2011, Buenaventura had 254,442,328 shares outstanding.

† Within this release, Buenaventura presents financial measures in accordance with Peruvian GAAP and also on a non-GAAP basis.  EBITDA (Buenaventura Direct Operations) and EBITDA (including Yanacocha and Cerro Verde) included in this release are non-GAAP financial measures. Please see the consolidated financial information below for information reconciling non-GAAP financial measures to comparable Peruvian GAAP financial measures.

Buenaventura
Second Quarter and Six-Month period 2011 Results

Operating Revenue

During 2Q11, net sales were US$327.3 million, a 54% increase when compared to the US$212.0 million reported in 2Q10. This was explained by an increase in the volume of gold and copper sold, as well as higher realized prices across all metals.

Royalty income increased 20% from US$13.4 million reported in 2Q10 to US$16.0 million in 2Q11 due to higher revenues at Yanacocha.

Operating Highlights	2Q11	2Q10	Var%	6M11	6M10	Var%
Net Sales (in millions of US$)	327.3	212.0	54%	690.8	399.6	73%
Average Realized Gold Price Gold (US$/oz)*	1,514	1,214	25%	1,457	1,168	25%
Average Realized Gold Price (US$/oz) inc. Yanacocha	1,508	1,199	26%	1,454	1,155	26%
Average Realized Silver Price (US$/oz)*	37.01	18.34	102%	35.70	17.73	101%
Average Realized Lead Price (US$/MT)*	2,494	1,865	34%	2,519	2,016	25%
Average Realized Zinc Price (US$/MT)*	2,260	2,029	11%	2,321	2,137	9%
Average Realized Copper Price (US$/MT)*	9,103	6,730	35%	9,334	7,033	33%

(*) Buenaventura’s Direct Operations

Sales Content
	2Q11	2Q10	Var%	6M11	6M10	Var%
Gold (in oz)*	126,314	105,112	20%	246,916	203,248	21%
Gold (in oz) inc. Yanacocha	275,387	261,019	6%	519,413	539,778	-4%
Silver (in oz)*	2,768,290	2,833,313	-2%	6,379,511	5,541,847	15%
Lead (in MT)*	4,657	5,808	-20%	7,404	10,963	-32%
Zinc (in MT)*	8,517	9,977	-15%	16,451	21,336	-23%
Copper (in MT)*	3,832	2,769	38%	10,889	4,813	126%

(*) Buenaventura Direct Operations

Accumulated net sales in 2011 were US$690.8 million, a 73% increase compared to the same period in 2010 (US$399.6 million), while royalty income was US$28.2 million, a 3% increase when compared to the US$27.5 million reported in the comparable period 2010.

Buenaventura
Second Quarter and Six-Month period 2011 Results

Production and Operating Costs

Buenaventura’s equity production1 in 2Q11 was 120,641 ounces of gold, 10% higher than the 109,974 ounces reported in 2Q10 due to the production from La Zanja (initiated production in September 2010). Silver production in 2Q11 was 3.7 million ounces, an 11% increase when compared to the figure reported in 2Q10 (3.4 million oz) due to higher production from El Brocal.

Equity production1 in the first six month period 2011 was 237,259 ounces of gold and 7.5 million ounces of silver. This represented a 14% increase in gold production (207,744 ounces in 1H10), and a 19% increase in silver production compared to 2010 (6.4 million ounces).

Equity Production 1
	2Q11	2Q10	Var%	6M11	6M10	Var%
Gold (oz)	120,641	109,974	10%	237,259	207,744	14%
Gold (oz) inc. Yanacocha	269,778	261,953	3%	512,202	544,274	-6%
Silver (oz)	3,732,135	3,372,803	11%	7,549,314	6,358,862	19%
Lead ( MT)	4,617	4,938	-7%	7,757	9,222	-16%
Zinc ( MT)	6,164	6,850	-10%	8,772	14,302	-39%
Copper (MT) inc. Cerro Verde	17,134	15,914	8%	35,985	31,338	15%

Orcopampa’s (100% owned by Buenaventura) production from the Chipmo mine in 2Q11 was 69,335 ounces, 7% lower than the 74,924 ounces reported in 2Q10 due to lower ore grade, as well as a three-day strike at the property. The old tailings treatment produced 5,876 gold ounces (compared to 5,558 ounces in 2Q10). As a consequence, total gold production in 2Q11 was 75,211 ounces, 7% lower than the 80,482 ounces reported in 2Q10. Accumulated total gold production in the first six-month period 2011 was 153,601 ounces, a 1% increase when compared to 2010 (152,601 ounces).  (See Appendix 2)

Cash operating cost in 2Q11 was US$445/oz, 23% higher when compared to 2Q10 (US$362/oz). This was mainly explained by:

1.	45% increase in labor costs explained by higher wages and one-time bonuses for negotiations with unions.
2.	27% increase in supply consumption: diesel and support materials.
3.	Partially offset by an increase in silver by-product contribution due to higher silver content and prices.

At Poracota, gold production in 2Q11 was 13,427 ounces, a decrease of 10% when compared to 2Q10 (14,968 ounces) due to lower ore grade. Accumulated gold production for the first six-month period 2011 was 25,528 ounces, 12% lower than the figure reported in 2010 (28,897 ounces) (See Appendix 2). Cash operating cost was US$936/oz, 2% higher than the figure reported in 2Q10 (US$919/oz).

Total royalties paid to the government at both Orcopampa and Poracota in 2Q11 totaled US$4.3 million.

1 Production includes 100% of Buenaventura’s operating units, 100% of CEDIMIN, 53.06% of La Zanja and 46.08% of El Brocal.

Buenaventura
Second Quarter and Six-Month period 2011 Results

At Uchucchacua (100% owned by Buenaventura), total silver production in 2Q11 was 2.0 million ounces, a 14% decrease when compared to 2.4 million ounces in 2Q10 due to lower tonnage treated, as a result of a 21-day stoppage in April, in addition to a  lower recovery rate. Zinc production in 2Q11 was 1,049 MT, 44% lower than the figure reported in 2Q10 (1,881 MT), while lead production decreased 32% (1,359 MT in 2Q11 vs. 2,002 MT in 2Q10). In 1H11, silver production was 4.6 million ounces, zinc production was 2,951 MT and lead production was 3,381 MT (vs. 4.4 million ounces, 3,397 MT and 3,758 MT, respectively, in 1H10).

Cash operating cost in 2Q11 was US$17.74/oz, a 49% increase compared to US$11.12/oz in 2Q10. This increase was primarily due to:

1.	The 14% lower production mentioned above.
2.	Higher commercial deductions to payable silver content due to the increased price of silver.
3.	Lower zinc and lead by-product contribution.
4.	Higher labor costs mainly due to an increase in workers’ profit sharing.

Total royalties paid to the government at Uchucchacua in 2Q11 totaled US$1.6 million.

At Antapite (100% owned by Buenaventura), total production in 2Q11 was 7,824 ounces of gold, a decrease of 18% compared to 2Q10 (9,560 ounces), mainly due to a decrease in ore grade (See Appendix 2). Accumulated gold production was 16,078 ounces, a 3% decrease when compared to 2010 (16,630 oz).

Gold cash operating cost in 2Q11 was US$1,024/oz, 34% higher than in 2Q10 (US$764/oz), mainly due to the aforementioned decrease in gold production.

Total royalties paid to the government at Antapite in 2Q11 totaled US$0.2 million.

La Zanja (53.06% owned by Buenaventura) total production in 2Q11 was 36,920 ounces of gold (19,568 ounces attributable to Buenaventura), while the cash operating cost was US$304/oz.

Total royalties paid to the government at La Zanja in 2Q11 totaled US$0.9 million.

At El Brocal (46.08% owned by Buenaventura), in 2Q10 the treatment of polymetalic ore was resumed after devoting full plant capacity to treat copper ores during 4Q10 and 1Q11.

At Colquijirca, total zinc production was 9,650 MT in 2Q11, in-line with the figure reported in 2Q10 (Appendix 2). Total silver production in 2Q11 was 1.0 million ounces, a 78% increase when compared to the 0.6 million ounces reported in 2Q10. Total lead production in 2Q11 was 4,812 MT, a 32% increase when compared to 3,642 MT in 2Q10.

For 1H11, total zinc production was 9,650 MT, a 55% decrease when compared to the 21,569 MT reported in 1H10. In the case of silver, total production increased 26%, from 1.2 million ounces in 1H10 to 1.5 million ounces in 1H11. Lead production for the first six months 2011 was 4,812 MT, 30% lower than the same period in 2010 (6,915 MT).

Zinc cash cost in 2Q11 was a negative US$183 vs. US$1,096/MT in 2Q10. This was due to a higher silver by-product contribution due to an increase in silver production and prices.

Copper production in 2Q11 was 3,922 MT, 29% higher than 2Q10 (3,036 MT). Copper cash cost in 2Q11 was US$4,723/MT, a 16% increase when compared to the US$4,075/MT reported in 2Q10. Accumulated copper production for 2011 was 11,395 MT, 120% higher than 2Q10 (5,178 MT).

Total royalties paid to the government at Colquijirca and Marcapunta in 2Q11 totaled US$1.4 million.

Buenaventura
Second Quarter and Six-Month period 2011 Results

General and Administrative Expenses

General and administrative expenses in 2Q11 were US$19.5 million, 33% lower than the figure reported in 2Q10 (US$29.2 million) due to a lower long-term compensation provision. For 1H11, general and administrative expenses were US$36.5 million versus US$40.5 million in 1H10 (10% decrease).

Exploration Costs in Non-Operational Mining Sites

Exploration costs at non-operational mining sites, which include care and maintenance, in 2Q11 were US$12.1 million, a 17% increase compared to the US$10.3 million reported in 2Q10. Buenaventura’s main exploration efforts were focused at the Marcapunta (US$1.4 million), Trapiche (US$1.1 million) and Mallay (US$2.0 million) projects.

Exploration costs at non-operational mining sites in 1H11 were US$22.7 million, 25% higher than 1H10 (US$18.2 million).

Operating Income

Operating income in 2Q11 was US$147.8 million, a 187% increase compared to the US$51.5 million reported in 2Q11. This increase was mainly due to the 52% increase in total revenues as a result of higher average realized prices and increases in the volume of gold and copper sold.

Operating income in the first six month period 2011 was US$324.3 million versus US$116.7 million in the same period in 2010.

Share in Associated Companies

During 2Q11, Buenaventura’s income from non-consolidated affiliates was US$129.6 million, 50% higher than the US$86.2 million reported in 2Q10. Yanacocha’s contribution to these results increased 4%, from US$62.7 million in 2Q10 to US$64.9 million in 2Q11, while Cerro Verde’s contribution increased 179% from US$25.9 million in 2Q10 to US$72.3 million in 2Q11.

In 1H11, Buenaventura’s income from non-consolidated affiliates was US$235.3 million, 19% higher than the US$198.4 million reported in 1H10.

YANACOCHA
At Yanacocha (43.65% owned by Buenaventura), 2Q11 gold production was 341,665 ounces of gold, a 3% decrease compared to 2Q10 (352,556 ounces) due to a 39% decline in ore mined and a higher stripping ratio.

Costs applicable to sales at Yanacocha in 2Q11 were US$564/oz, 39% higher than the figure reported in 2Q10 (US$406/oz) due to higher diesel and electricity costs, as well as higher consumption of processing commodities (lime, grinding balls and cyanide).

Net income at Yanacocha in 2Q11 was US$149.1 million, a 3% increase compared to the 2Q10 figure (US$144.3 million). Accumulated net income in 2011 was US$259.8 million, 15% lower than in the same period 2010 (US$306.8 million).

Buenaventura
Second Quarter and Six-Month period 2011 Results

During 2Q11, EBITDA totaled US$284.2 million, an increase of 12% compared to 2Q10 (US$254.0 million). This increase was mainly due to a 23% increase in revenues (US$520.2 million in 2Q11 vs. US$424.4 million in 2Q10) due to a 27% increase in realized price of gold. Accumulated EBITDA in 1H11 was US$478.1 million, 9% lower than 1H10 (528.1 million).

Capital expenditures at Yanacocha were US$272.0 million in 2Q11.

CERRO VERDE
At Cerro Verde (19.26% owned by Buenaventura), 2Q11 copper production was 76,905 MT, a 2% increase when compared to 2Q10 (75,386 MT). Accumulated total copper production in 1H11 was 156,204 MT, 4% increase compared to 150,339 MT in 1H10.

During 2Q11, Cerro Verde reported net income of US$343.3 million, a 151% increase when compared to US$136.8 million in 2Q10. This was mainly due to a 98% increase in sales revenues (US$744.0 million in 2Q11 versus US$375.7 million in 2Q10).  Net income in 1H11 was US$710.9 million, 89% higher than US$375.4 million in 1H10.

Capital expenditures at Cerro Verde in 2Q11 totaled US$31.3 million.

Net Income

This quarter, Buenaventura’s net income was US$204.2 million (US$0.80 per share), 83% higher compared to the US$111.6 million (US$0.44 per share) reported in 2Q10. This increase was mainly due to a 187% increase in operating income and a 50% increase in income from associated companies. Accumulated net income in 1H11 was US$422.5 million, 58% higher when compared to 1H10 (US$268.0 million).

Project Development

LA ZANJA EXPANSION

•
Pampa Verde Project. Construction began during 2Q11. As of June 30, 2011, total project expenditures were US$3.62 million. The total Investment for this project is US$32.5 million. Completion is expected in 3Q12.

La Zanja Structure	Progress as of June 30, 2011
San Pedro Sur Leach Pad Stage II	34.52%
San Pedro Sur Waste Rock Deposit	53.38%
Pampa Verde Pit	0%
Pampa Verde Top Soil Deposit	7.62%
Pampa Verde Waste Soil Deposit	6.50%
Pampa Verde Acid Water Plant	2.40%
Pampa Verde Auxiliary Access	70.78%

The Pampa Verde pit mine planning, design and production schedule will start at the end of 4Q11.

Buenaventura
Second Quarter and Six-Month period 2011 Results

MANGANESE SULFATE PLANT

•
Buenaventura started the design of a manganese sulfate plant in 1Q11 with a total budget of US$56.4 million. As of June 30, 201,1 total expenditures were US$ 10.1 million. The project includes a leaching facility, a sulfuric acid plant and a manganese sulfate plant.

•
The leaching processing facility is expected to be completed in 1Q12. This facility will treat the Uchucchacua Mine Lead-Silver concentrates by removing the manganese content through a leaching process.

TANTAHUATAY

•	Total CAPEX is US$79.8 million. As of June 30, 2011, total expenditures were US$71.3 million. The mine construction progress is summarized in the following chart:

Structure	Progress as of June 30, 2011
Tantahuatay Pit (mine planning)	100%
Waste Rock Deposit	90.21%
Waste Soil Deposit	99.46%
Top Soil Deposit	97.35%
Leaching Platform	89.09%
Processing Plant	99.01%

HUANZA HYDROELECTRICAL PLANT

•
As of June 30, 2011, Buenaventura’s total investment in the Huanza Project was US$91.1 million, representing 66% of the entire budget. US$77.0 million of the total amount invested was financed via a leasing agreement with Banco De Credito Del Peru (Total leasing agreement: US$119.0 million).

•	Construction progress at the Huanza Project includes:

1.	Water Conduction Tunnel: 7,165 m of excavation was completed, representing 63.5% of scheduled construction.
2.	Powerhouse: the Powerhouse excavation and hill slope sustenance were completed and the first shipment of electromechanical equipment arrived, which represents 18% of the Powerhouse’s construction.
3.	Pallca Dam: the Dam excavation was completed, and the slab placement has started.

Other Information

On July 22, 2011, Buenaventura completed the purchase of 100% ownership of Inversiones Colquijirca S.A. The purpose of the transaction was to obtain direct political and economic control of Sociedad Minera El Brocal S.A.A. As a consequence, Buenaventura increased its economic interest from 46.08% to 53.24%.

Buenaventura
Second Quarter and Six-Month period 2011 Results

* * *

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, Precious Metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa, Poracota, Uchucchacua, Antapite, Julcani and Recuperada). Buenaventura also has a controlling interest in three mining companies (El Brocal, La Zanja and CEDIMIN) as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% of Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), an important precious metal producer, 19.26% of Sociedad Minera Cerro Verde, an important Peruvian copper producer, and 49% of Canteras del Hallazgo S.A, which owns the Chucapaca project.

For a printed version of the Company’s 2010 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Buenaventura
Second Quarter and Six-Month period 2011 Results

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates (as of June 30, 2011)
	BVN	Operating
	Equity %	Mines / Business
Cedimin S.A.C*	100.00	Shila / Paula
Consorcio Energetico de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical Project
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	46.08	Colquijirca and Marcapunta Project
Canteras del Hallazgo S.A **	49.00	Chucapaca Project
Compañía Minera Coimolache S.A **	40.09	Tantahuatay Project
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.26	Cerro Verde

(*)Consolidates
(**) Equity Accounting

Buenaventura
Second Quarter and Six-Month period 2011 Results

APPENDIX 2
	GOLD PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Orcopampa			Orcopampa Old Tailings			Orcopampa			Orcopampa Old Tailings
	2011	2010	%	2011	2010	%	2011	2010	%	2011	2010	%
Ore Milled DST	123,766	124,130	0%	98,302	74,923	31%	249,233	231,426	8%	188,819	160,428	18%
Ore Grade OZ/ST	0.59	0.63	-6%	0.08	0.08	-5%	0.60	0.62	-3%	0.08	0.08	-10%
Recovery Rate %	95.2%	96.1%	-1%	75.8%	81.5%	-7%	95.3%	95.9%	-1%	75.4%	81.2%	-7%
Ounces Produced	69,335	74,924	-7%	5,876	5,558	6%	142,906	140,054	2%	10,830	12,547	-14%

Orcopampa Total Production		2Q11	75,211	2Q10	80,482	6M11	153,736	6M10	152,601

	Three Months Ended June 30						Six Months Ended June 30
	Antapite			Poracota			Antapite			Poracota
	2011	2010	%	2011	2010	%	2011	2010	%	2011	2010	%
Ore Milled DST	37,588	38,228	-2%	61,577	62,004	-1%	73,404	68,233	8%	122,002	116,668	5%
Ore Grade OZ/ST	0.22	0.26	-17%	0.25	0.29	-14%	0.23	0.25	-10%	0.25	0.30	-16%
Recovery Rate %	96.9%	96.6%	0%	85.8%	82.0%	5%	96.2%	96.5%	0%	84.0%	83.6%	0%
Ounces Produced	7,824	9,560	-18%	13,427	14,968	-10%	16,078	16,630	-3%	25,528	28,897	-12%

	LA ZANJA
	2Q11	2Q10%		6M11	6M10%
Ounces Produced	36,920	0		62,071	0

	SILVER PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Uchucchacua			Conquijirca			Uchucchacua			Colquijirca
	2011	2010	%	2011	2010	%	2011	2010	%	2011	2010	%
Ore Milled DST	216,556	245,797	-12%	422,358	350,703	20%	495,534	475,526	4%	422,358	710,172	-41%
Ore Grade OZ/ST	13.50	13.67	-1%	3.01	2.32	30%	13.00	13.17	-1%	3.01	2.38	27%
Recovery Rate %	70.0%	70.5%	-1%	77.9%	69.0%	13%	70.6%	70.0%	1%	77.9%	67.3%	16%
Ounces Produced	2,048,524	2,377,107	-14%	990,635	560,481	77%	4,550,606	4,415,063	3%	990,635	1,135,135	-13%

	ZINC PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2011	2010	%	2011	2010	%	2011	2010	%	2011	2010	%
Ore Milled DST	216,556	245,797	-12%	422,358	350,703	20%	495,534	475,526	4%	422,358	710,172	-41%
Ore Grade %	1.18%	1.57%	-25%	3.71%	4.47%	-17%	1.27%	1.53%	-17%	3.71%	4.74%	-22%
Recovery Rate %	45.1%	53.6%	-16%	68.0%	68.0%	0%	51.2%	51.1%	0%	68.0%	70.7%	-4%
ST Produced	1,156	2,073	-44%	10,637	10,657	0%	3,253	3,744	-13%	10,637	23,775	-55%

Buenaventura
Second Quarter and Six-Month period 2011 Results

APPENDIX 3

EBITDA RECONCILIATION (in thousand US$)

	2Q11	2Q10	6M11	6M10
Net Income	230,460	119,279	469,554	284,426
Add / Substract:
Provision for income tax, net	48,690	17,826	94,229	33,734
Share in associated companies by the equity method, net	(129,609)	(86,163)	(235,314)	(198,417)
Interest income	(2,042)	(775)	(5,377)	(4,470)
Interest expense	1,282	1,709	3,427	4,195
Loss on currency exchange difference	25	(60)	823	694
Other, net	(968)	(303)	(3,035)	(3,467)
Depreciation and Amortization	23,605	16,952	44,998	33,511
Provision for long term officers´ compensation	-	16,675	-	17,098
Workers´ participation provision	7,713	3,210	14,821	5,625
EBITDA Buenaventura Direct Operations	179,156	88,350	384,126	172,929
EBITDA Yanacocha (43.65%)	124,047	110,851	208,685	230,505
EBITDA Cerro Verde (19.26%)	99,883	46,439	204,793	122,698
EBITDA Buenaventura inc Yanacocha and Cerro Verde	403,086	245,640	797,604	526,133

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including Yanacocha and Cerro Verde) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) and (2) Buenaventura’s equity share of EBITDA (Cerro Verde). EBITDA (Yanacocha) and EBITDA (Cerro Verde) were similarly calculated using financial information provided to Buenaventura by Yanachocha and Cerro Verde, respectively.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including Yanacocha and Cerro Verde) to provide further information with respect to its operating performance and the operating performance of its equity investees, Yanachoca and Cerro Verde. EBITDA (Buenaventura Direct Operations) and EBITDA (including Yanacocha and Cerro Verde) are not a measure of financial performance under Peruvian GAAP, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including Yanacocha and Cerro Verde) as alternatives to operating income or net income determined in accordance with Peruvian GAAP, as an indicator of Buenaventura’s, Yanacocha’s or Cerro Verde’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with Peruvian GAAP, as an indicator of cash flows or as a measure of liquidity.

Buenaventura
Second Quarter and Six-Month period 2011 Results

APPENDIX 4

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Balance sheet
As of June, 30 2011 and December, 31 2010
	2011	2010
	US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	615,301	600,796
Financial asset at fair value through profit and loss	51,152	50,154
Trade accounts receivable, net	141,562	160,928
Other accounts receivable	30,895	23,593
Accounts receivable from related parties	23,599	18,903
Embedded derivatives for concentrates sales	1,063	13,645
Inventory, net	129,293	82,081
Prepaid expenses	29,942	21,615
Total current assets	1,022,807	971,715

Other accounts receivable	1,533	1,538
Accounts receivable from related parties	36,869	20,736
Inventory	39,370	27,104
Prepaid expenses	2,144	12,887
Investment in associates	1,661,801	1,412,414
Mining concessions and property, plant and equipment, net	597,788	532,577
Development costs, net	78,525	86,340
Deferred income tax asset	168,453	201,454
Other assets	5,831	6,095
Total assets	3,615,121	3,272,860

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable	85,945	91,374
Income tax payable	25,284	26,538
Other liabilities	101,245	115,838
Accounts payable from related parties	620	1,584
Embedded derivatives for concentrates sales	244	-
Hedge derivative financial instruments	9,526	16,291
Financial obligations	2,004	2,018
Total current liabilities	224,868	253,643
Other long-term liabilities	101,867	116,214
Accounts payable from related parties	1,379	1,370
Financial obligations	79,656	55,134
Hedge derivative financial instruments	4,521	6,897
Deferred income tax liabilities	18,214	21,152
Total liabilities	430,505	454,410

Shareholders’ equity net

Capital stock, net of treasury shares of US$62,622,000 in the year 2011 y 2010	750,540	750,540
Investments shares, net of treasury shares of US$142,000 in the year 2011 y 2010	2,019	2,019
Additional paid-in capital	225,978	225,978
Legal reserve	162,639	162,633
Other reserves	269	269
Retained earnings	1,821,772	1,483,233
Cumulative translation loss	(34,075)	(34,075)
Cumulative unrealized, loss	(3,399)	(6,875)
	2,925,743	2,583,722
Minority interest	258,873	234,728
Total shareholders’ equity, net	3,184,616	2,818,450

Total liabilities and shareholders’ equity, net	3,615,121	3,272,860

Buenaventura
Second Quarter and Six-Month period 2011 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of income
For the three and six month period ended June 30, 2011 and June 30, 2010

	For the three month period		For the six month period ended
	ended June, 30		June, 30
	2011	2010	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	327,302	212,028	690,782	399,637
Royalty income	15,982	13,357	28,249	27,484
Total income	343,284	225,385	719,031	427,121

Operating costs
Cost of sales, excluding depreciation and amortization	96,545	80,979	208,057	152,790
Exploration in units in operation	24,065	22,114	46,324	40,448
Depreciation and amortization	23,605	16,952	44,998	33,511
Total operating costs	144,215	120,045	299,379	226,749
Gross income	199,069	105,340	419,652	200,372

Operating expenses
Administrative expenses	19,500	29,193	36,482	40,472
Royalties	16,987	12,120	31,310	20,774
Exploration in non-operating areas	12,096	10,299	22,700	18,154
Sales expenses	2,648	2,215	4,853	4,277
Total operating expenses	51,231	53,827	95,345	83,677

Operating income	147,838	51,513	324,307	116,695

Other income (expenses), net
Share in associates companies by the equity method, net	129,609	86,163	235,314	198,417
Interest incomes	2,042	775	5,377	4,470
Interest expenses	(1,282)	(1,709)	(3,427)	(4,195)
Loss (income) from currency exchange difference, net	(25)	60	(823)	(694)
Other, net	968	303	3,035	3,467
Total other income, net	131,312	85,592	239,476	201,465

Income before income tax and minority interest	279,150	137,105	563,783	318,160

Provision for income tax	(48,690)	(17,826)	(94,229)	(33,734)

Net income	230,460	119,279	469,554	284,426

Net income attributable to minority interest	(26,286)	(7,691)	(47,048)	(16,438)

Net income attributable to Buenaventura	204,174	111,588	422,506	267,988

Basic and diluted earnings per share attributable to Buenaventura, stated in U.S. dollars	0.80	0.44	1.66	1.05

Buenaventura
Second Quarter and Six-Month period 2011 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of cash flows
For the three and six month period ended June 30, 2011 and June 30, 2010

	For the three month period ended		For the six month period ended
	June, 30		June, 30
	2011	2010	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	322,494	249,680	719,289	471,846
Royalties received	9,495	14,290	23,645	31,962
Value Added Tax recovered	8,405	316	12,440	2,617
Interest received	1,721	1,017	4,201	2,065
Payments to suppliers and third parties	(141,355)	(132,600)	(350,730)	(238,232)
Payments to employees	(27,689)	(14,477)	(86,143)	(55,882)
Income tax paid	(31,285)	(10,422)	(61,517)	(28,418)
Payment of royalties	(19,236)	(17,943)	(34,809)	(29,283)
Payments of interest	(100)	(363)	(676)	(2,841)

Net cash and cash equivalents provided by operating activities	122,450	89,498	225,700	153,834

Investment activities
Decrease (increase) in time deposit	3,102	(34,774)	17,935	(53,704)
Proceeds from sales of plant and equipment	-	53	-	654
Additions to mining concessions, property, plant and equipment	(63,428)	(55,360)	(104,776)	(109,812)
Payments for purchase of investments shares	(7,940)	(1,963)	(17,019)	(7,265)
Disbursements for development activities	(2,604)	(7,933)	(4,390)	(10,391)

Net cash and cash equivalents used in invesment activities	(70,870)	(99,977)	(108,250)	(180,518)

Financing activities
Increase in financial obligations	14,128	11,449	25,515	23,055
Payments of long-term debt	(1,007)	(9,888)	(1,007)	(225,104)
Dividens paid	(83,967)	(82,690)	(83,967)	(82,690)
Dividens paid to minority shareholders of subsidiary	(25,551)	(7,752)	(25,551)	(12,592)

Net cash and cash equivalents used in financing activities	(96,397)	(88,881)	(85,010)	(297,331)

(Decrease) increase in cash and cash equivalents during the period, net	(44,817)	(99,360)	32,440	(324,015)
Cash and cash equivalents at beginning of period	660,118	489,799	582,861	714,454

Cash and cash equivalents at period-end	615,301	390,439	615,301	390,439

Buenaventura
Second Quarter and Six-Month period 2011 Results

	For the three month period ended		For the six month period ended
	June, 30		June, 30
	2011	2010	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net income to cash and cash equivalents provided by operating activities

Net income attributable to Buenaventura	204,174	111,588	422,506	267,988
Add (less)
Depreciation and amortization	23,605	16,952	44,998	33,511
Provision for long term officers’ compensation	-	16,675	-	17,098
Net income attributable to minority interest	26,286	7,691	47,048	16,438
Deferred income tax	7,265	2,042	24,796	4,998
Provision for estimated fair value of embedded derivatives related of concentrates sales and adjustments on open liquidations	16,468	1,376	9,511	5,502
Loss (gain) on currency exchange differences	25	(60)	823	694
Net cost of plant and equipment sold	-	24	-	394
Share in associates companies by the equity method, net of dividends received in cash	(129,609)	(86,163)	(235,314)	(198,417)
Adjustment to present value of mining-units closure provision	1,179	1,349	2,747	(722)
Decrease of allowance for impairment of inventories	-	(365)	-	(470)
Others	(3,746)	(1,523)	(7,002)	(2,396)

Net changes in operating assets and liabilities accounts

Decrease (increase) of operating assets
Trade accounts receivable	(20,629)	35,854	19,366	65,436
Other accounts receivable	27,080	(3,809)	5,306	1,825
Accounts receivable from related parties	(4,394)	933	(12,550)	4,478
Inventory	(32,650)	(11,427)	(59,478)	(19,099)
Prepaid expenses	1,541	(10,774)	2,416	(15,393)

Increase (decrease) of operating liabilities
Trade accounts payable	11,661	7,669	(5,429)	21,221
Income tax payable	(27)	1,096	(1,254)	(13,313)
Other liabilities	(5,779)	370	(32,790)	(35,939)

Net cash and cash equivalents provided by operating activities	122,450	89,498	225,700	153,834

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: July 26, 2011